UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34601
CUSIP Number: 297187106

(Check One): Form 10-K ☑ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I -- REGISTRANT INFORMATION

Essex Rental Corp.
Full Name of Registrant

None
Former Name if Applicable

1110 Lake Cook Road, Suite 220
Address of Principal Executive Office (Street and Number)

Buffalo Grove, IL 60089
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 26, 2015, Essex Rental Corp. (the "Company") reported that it was evaluating the classification of its revolving credit facilities as short-term obligations or long-term obligations in previously issued Consolidated Balance Sheets under ASC 470-10-45, “Classification of Revolving Credit Agreements Subject to Lock-Box Arrangements and Subjective Acceleration Clauses”. On March 17, 2015, the Company reported that it intends to amend certain of its previously filed quarterly and annual reports as a result of errors relating to its classification of the revolving credit facilities and errors in its financial statement footnote disclosure relating to segment reporting. The Company reported that the restatements would not have any impact on the Company's net cash flows, cash position, revenues, net income or earnings per share as previously reported, and that the restatements were required notwithstanding that the revolving credit facility obligations do not mature within twelve months of the date of the applicable balance sheet, or that the applicable terms of the revolving credit facilities and lock-box arrangements have not changed since inception of the facilities.

As a result of the foregoing and the related commitment of significant time and resources to such matters, the Company is unable, without unreasonable effort and expense, to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”). The Company is working diligently to finalize its 2014 Form 10-K and expects to file the 2014 Form 10-K with the Securities and Exchange Commission on or before March 31, 2015.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kory M. Glen	847	215-6500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☑                 No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐                 No ☑*

* The Company does not anticipate any significant change in its results of operation for its fiscal year ended December 31, 2014 as compared to its fiscal year ended December 31, 2013; however, no such definitive determination can be made until completion of the Company's financial statement for such fiscal year.

Safe Harbor Statement

Certain written and oral statements made from time to time by Essex and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, without limitation, the nature and scope of errors in the Company's historical financial statements and the anticipated timing of filing of the Company's 2014 Form 10-K. These statements also include statements of Essex’s intent and belief or current expectations of Essex and its management team and may be identified by the use of words like “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “will”, “should”, “seek”, the negative of these terms or other comparable terminology. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, without limitation, the continued ability of the Company to successfully execute its business plan, the possibility of a change in demand for the products and services that the Company provides, intense competition which may require us to lower prices or offer more favorable terms of sale, our reliance on third party suppliers, our indebtedness which could limit our operational and financial flexibility, global economic factors including interest rates, general economic conditions, geopolitical events and regulatory changes, our dependence on our management team and key personnel, as well as other relevant risks detailed in our Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission and available on our website, www.essexrentalcorp.com. The factors listed here are not exhaustive. Many of these uncertainties and risks are difficult to predict and beyond management's control. Forward-looking statements are not guarantees of future performance, results or events. The Company assumes no obligation to update or supplement forward-looking information in statement whether to subsequent events or circumstances, or otherwise.

ESSEX RENTAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	March 17, 2015	By:	/s/ Kory M. Glen
Kory M. Glen Chief Financial Officer